November 9, 2009

VIA EDGAR AND OVERNIGHT COURIER

Mr. H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546


     Re:   World Fuel Services Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2008
           Filed February 26, 2009
           Response Letter dated October 8, 2009
           File No. 1-09533

Dear Mr. Schwall:

         This letter sets forth the response of World Fuel Services Corporation (the "Company") to the comment of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") set forth in your comment letter dated October 28, 2009. For your convenience, we have included the text of the Staff's comment (numbered as set forth in the Comment Letter) followed by our response.

     1. We note your responses to comments 1 and 2 of our letter dated September 24, 2009, including your representation that the limited number of transactions that may have resulted in violations of U.S. sanctions regulations resulted in revenue to you of less than
          $100,000. Please tell us the number of transactions you have identified as potential violations, and the nature and dollar amount of the potential fines and other penalties that may be imposed in the event OFAC determines that the transactions in question violated U.S. sanctions regulations. Please also expand your materiality discussion to address these factors.

         As disclosed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the "Second Quarter 2009 10-Q") and in our letter to the Staff dated August 7, 2009, on June 22, 2009 we provided to the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), in response to an administrative subpoena, information regarding all transactions by the Company involving Cuba since April 1, 2004. In addition, our submission to OFAC included information on transactions involving Iran and Sudan during that same time period. We provided the Staff with information regarding the nature of these transactions in our letter to the Staff dated October 8, 2009.

         Among the transactions we identified in our June 22, 2009 submission to OFAC were certain activities that may have violated U.S. sanctions regulations or our OFAC-issued licenses. However, we have not yet received any response from OFAC to our submission, and to our knowledge there has been no determination to date by OFAC concerning which activities constituted violations of applicable regulations or our licenses. In fact, in our submission to OFAC we included several transactions that we do not believe are violations, but rather were brought to the attention of OFAC by us out of an abundance of caution and in the interest of completeness. The determination as to which Company activities violated applicable regulations or licenses will be made by OFAC in connection with its ongoing review. Accordingly, we are not in a position at this time to identify the specific number of violations that occurred.

         As disclosed in the Second Quarter 2009 10-Q, OFAC has the authority to assess penalties for violations of U.S. sanctions regulations or our licenses. Under OFAC's Economic Sanctions Enforcement Guidelines, the amount of any penalty that might be assessed is subject to a number of factors, including the dollar value of the transactions, which in the case of the Company's reported transactions is low both in the aggregate and on a transaction-by-transaction basis, as well as other mitigating factors. In our submission to OFAC, the Company identified several mitigating factors that it believes should apply in these circumstances, including (1) the insignificant amount of revenue attributable to these transactions, (2) the Company's cooperation and voluntary expansion of its internal review to include transactions involving countries beyond those that were the subject of the OFAC subpoena, (3) that any potential violations were inadvertent and did not demonstrate an intent to violate U.S. sanctions regulations or our permits and (4) the steps taken by the Company to enhance its then-existing compliance policies and procedures. Any determination regarding the applicability of such mitigating factors would also be made by OFAC in connection with its ongoing review.

         However, the Company does not expect that these matters will result in a material adverse effect on the business, financial condition or results of operations of the Company. Nevertheless, we cannot assure you as to the specific nature or dollar amount of any potential fines or other penalties that may be assessed by OFAC, all of which are subject to the discretion of OFAC in connection with its ongoing review.

         Acknowledgement:

      The Company acknowledges that:

      (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings with the Commission;

      (b) Staff comments or changes to a disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings with the Commission; and

      (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact R. Alexander Lake, General Counsel, or the undersigned at (305) 428-8000.



                                            Very truly yours,

                                            /s/ Ira M. Birns
                                            ------------------------------------
                                            Ira M. Birns
                                            Executive Vice-President and Chief
                                            Financial Officer